Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. SECURES LONG-TERM TIME CHARTER CONTRACT AT US$23,750 PER DAY WITH MERCURIA FOR LR1 NEWBUILDING TANKER

ATHENS, GREECE, June 17, 2025 – Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced that, through a separate wholly-owned subsidiary, it has entered into a long-term time charter contract with Mercuria Energy Trading S.A. (“Mercuria” or the “Charterer”), for its fourth newbuilding, the previously announced LR1 tanker scheduled for delivery in early 2027.

The vessel will be chartered to Mercuria for a firm period of four years, through early 2031, at a daily gross charter rate of US$23,750. The agreement provides Mercuria with options to extend the charter for up to three additional one-year periods. The daily rate will increase by US$850 for each of the first and second optional years and by US$1,200 for the third optional year, while the exercise of the third optional year will require mutual agreement between the parties. Employment is expected to commence immediately upon delivery of the vessel to the Company.

The Company expects this long-term time charter to generate stable and predictable earnings above the vessel’s free cash flow breakeven level, increasing forward revenue visibility in 2027 and beyond.

Commenting on this charter, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“We are extremely pleased to initiate a new collaboration with Mercuria, a world leading independent energy and commodity group, which further underscores the continued confidence that charterers place in us and our commitment to building lasting relationships. With this charter, our fleetwide secured revenue backlog increases by approximately US$35 million, bringing the total to about US$255 million, based on the minimum duration of each charter and as of the end of the last financial reporting period. By entering into this contract, we further increase our fixed charter coverage, thereby reducing the cash flow breakeven rate required on our open days. This strengthens our ability to safely navigate through the challenges of a volatile market while reinforcing our commitment to long-term value creation.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire, future market conditions and the prospective financing and employment of our vessels. The words “believe," “anticipate," “intends," “estimate," “forecast," “project," “plan," “potential," “will," “may," “should," “expect," “targets," “likely," “would," “could," “seeks," “continue," “possible," “might," “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas or Iran, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.